December 18, 2006
Mr. Steven C. Lilly
Triangle Capital Partners, LLC
3600 Glenwood Avenue, Suite 104
Raleigh, North Carolina 27612

	Re:	Triangle Capital Corporation
		File Nos. 333-138418 and 814-733

Dear Mr. Lilly:

	We have reviewed the registration statement on Form N-2 for Triangle Capital Corporation ("Fund") filed with the Commission on November 3, 2006. We have the following comments.

Prospectus

Cover

      Please disclose prominently that the Fund`s securities have no history of public trading. See Item 1.1.i. of Form N-2.

      Please disclose that an investment in the Fund presents a heightened risk of total loss of investment and make prominent the disclosure that the Fund is subject to special risks. See Item
1.1.j. of Form N-2.

      The disclosure indicates that the Fund will not become a business development company ("BDC") until completion of this offering. The Fund, however, became a BDC, subject to the requirements of the Investment Company Act of 1940 (the "Act"), at the time it filed its Form N-54A. Please revise the applicable disclosure accordingly and confirm that the Fund is in compliance with the applicable provisions of the Act, including currently operating as a BDC. Also, please note that the Fund is now subject to the reporting requirements of the Securities Exchange Act of 1934, and must be compliant within 60 days of the date of filing its Form
8-A12B.

Table of Contents

	Please delete the last sentence of the paragraph immediately following the table of contents, or disclose that the Fund will update the disclosure for material changes.




Summary

	It appears that the word "we", as used in the disclosure, applies to at least three different entities; the term "the fund" applies to at least two. Please provide specific definitions of these terms when first used and ensure consistent usage throughout the registration statement.


      The descriptions of the formation transactions are vague and confusing. Please revise all descriptions of these transactions in plain English. Please note that the staff may have additional comments regarding the nature and propriety of the formation transactions upon review of the revised disclosure.

	Please explain to the staff why Triangle Mezzanine Fund did not register as an investment company prior to filing its Form N-54A.
If
you believe Triangle Mezzanine Fund did not fall within the ambit of the Act, please explain why.

	Please disclose the exemptive relief the Fund intends to seek from the Commission. Please explain to us the legal bases for relief.

	Please define and briefly explain the acronym "EBITDA" in plain
English.

Our Market Opportunity

	Please disclose the date to which the Dunn and Bradstreet data disclosed in this section relate.

Our Business Strategy

	Since the Fund is non-diversified, please revise the paragraph
"Maintaining Portfolio Diversification."

Our Investment Portfolio

	Please state that the data in this section has not been audited.

	Please inform us how the portfolio yield has been calculated, i.e., by the SEC method, or otherwise.

	Please include in the table of portfolio holdings a column disclosing the current fair value of each holding.

	Please disclose in the paragraph preceding the table of portfolio holdings that there is no assurance that the portfolio yield will remain at its current level.

	Please clarify whether the PIK interest is securities of the same type, by the same issuer, or otherwise.

Formation Transactions

      Why will the Fund use only "a portion of the net proceeds of the offering" to make new investments? What amount of the offering proceeds will be used to make new investments? For what purposes will the rest of the offering proceeds be used?

	The disclosure in this section indicates that limited partners of the Fund will receive shares of common stock with a value (based on the public offering price per share in this offering) equal to at least $21,500,000. Please clarify how the shares the limited partners will receive will be valued: will the public offering price equal the value, or will the value be a function of the public offering price?

	Please describe in more detail TML`s "20% carried interest." The financial statements do not indicate such a contribution by TML to the Fund`s capital. Why will the members of TML receive stock with an aggregate value of $7,500,000?

	It appears that you believe that the transfers of Fund shares to
TML`s members and the former limited partners of the Triangle Mezzanine Fund are not transactions with affiliated persons of the Fund, subject to Section 57 of the Investment Company Act of 1940.
If so, please inform us of the legal support for your position.

The Offering

	It appears from the disclosure regarding use of the proceeds of the offering that the Fund will receive the proceeds of the offering and will invest them through a subsidiary that is not wholly owned by the Fund. Accordingly, please inform us whether the registrant is relying on the exemption from Section 12(d) (1) (a) and (c) of the Act provided by Rule 60a-1 under the Act, and if so, how the reliance can be successful when the subsidiary in question is not wholly owned.

Selected Financial and Other Data

	Please add a line item to this table disclosing expense ratios.

Fees and Expenses

	Please move the Fee table and Example to precede the Selected Financial Data on the previous two pages. See General Instruction
1
to Parts A and B of Form N-2.

      Please remove the footnotes from between the Fee Table and Example and insert them immediately after the Example.

      Please include the line item for dividend reinvestment plan expenses in Stockholder Transaction Expenses, rather than Annual
Expenses.  See Form N-2, Item 3.

      If the Fund intends to increase its use of leverage subsequent to the conclusion of this offering, please disclose in the fee table the resulting increase in expenses to be borne by the Fund`s shareholders. Also, please delete the word "may" from footnote 6, and state that the Fund will borrow to leverage.

      Please confirm that no fees will be paid to the underwriters other than those referenced in footnote one to the fee table.

      Please note that the staff anticipates providing additional comments pertaining to the Fund`s financial statements under separate cover.

Risk Factors

      Please identify the entity which will assist the board in determining the fair value of the Fund`s investments. Please disclose that the determination of fair value, and thus the amount of unrealized losses the Fund may incur in any year, is to a degree subjective. Please also disclose any conflicts of interest attendant with the fair valuation process.

      Please explain how the Fund will be able to issue $124.4 million in debentures and simultaneously meet the asset-coverage requirements of the Act. Also, please inform us whether the applicable SBA regulations contain asset coverage requirements and, if so, how the registrant will comply with them.

      With respect to the chart illustrating the effect of leverage on investment returns, please disclose the interest rate on borrowed funds assumed.

	Provisions of the Maryland General Corporation Law and our articles of incorporation and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock

      Please disclose under what conditions the Board of Directors may authorize issuance of shares of stock without shareholder action, and describe what findings, if any, the Board of Directors must make before issuance.

      It appears to us that the effect of each of the Maryland Business Combination Act and the Maryland Control Share Acquisition
Act is inconsistent with the requirements of Section 18(i) of the Act. In your response letter, the Fund should undertake to notify the SEC`s staff before altering any of its resolutions or bylaws in such a manner so as to subject the Fund to either the Maryland Business Combination Act or the Maryland Control Share Acquisition Act. Also in your response letter, the Fund should undertake to file a current report on Form 8-K with the SEC after Board approval, but prior to the effective date, of any such change to its resolutions or bylaws.

Forward-Looking Statements

      This section attempts to limit liability for forward-looking
statements.    Statements relating to investment companies
(including
business development companies) and statements made in connection with initial public offerings are excluded from the safe harbor for forward-looking statements. See Section 21E (b) (2) (B) & (D)

of the Securities Exchange Act of 1934. Please revise the disclosure accordingly.

Managerial Assistance to Portfolio Companies

      This paragraph states that the Fund or another person or entity will provide managerial assistance on behalf of the Fund to portfolio companies that request assistance. Please disclose the identities of all potential providers of managerial assistance to portfolio companies. Please supplementally inform us whether the Fund or portfolio companies will pay for managerial assistance provided to portfolio companies.

Dividend Reinvestment Plan

      The third paragraph states that the dividend reinvestment plan will use primarily newly issued shares to implement the plan and that these shares will be issued at the market price per share.
Section
23(b) of the Act provides that closed-end funds may not issue shares below net asset value. Please explain to us how the Fund will issue shares to stockholders if the market price is below the Fund`s net asset value.

Control Share Acquisitions

      The first sentence of the fourth paragraph states that, if the voting rights are not approved or the acquiring person does not deliver an acquiring person statement, then the corporation may repurchase for fair value any or all of the control shares, except those for which voting rights have been previously approved. Please explain how this provision is consistent with Section 23(c) of the Investment Company Act.

Formation; Business Development Company and Regulated Investment
Company Elections

	Please disclose the status of the Fund`s request for the written consent of the SBA regarding the formation transactions. What will happen if the SBA does not consent to the transactions? Please disclose all attendant risks.

	Is Triangle Capital Partners a registered investment adviser?


	It appears from the disclosure in this section that a BDC is issuing securities to affiliates to extinguish a liability. Is this the case? If so, how does this action comply with the requirements of Sections 23 and 63 of the Act?

	Please explain to us why you believe that the payment of an intra-company management fee may be permissible under the Act.

	Why will the partnership interests of the limited partners of the fund be exchanged for stock with a value based on the offering price, rather than the fair value of the interest acquired?

Selected Financial and Other Data

	This disclosure contains performance information for Triangle Mezzanine Fund, an unregistered entity not subject to the requirements of the Act. Accordingly, it must be deleted unless the registrant can meet the conditions set forth in MassMutual
Institutional Funds (September 28, 1995).

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

	Much of the disclosure in this section relates to an entity operating outside of the Commission`s regulatory scheme. Please review and revise this disclosure in light of the previous comment.

General

	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.
      Please advise us if you have submitted or expect to submit an exemptive application (other than that disclosed in the prospectus) or no-action request in connection with your registration statement.
      Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities
Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.
	Any questions you may have regarding the filing or this letter may be directed to me at 202.551.6965.




							Sincerely,


							Vincent J. Di Stefano
							Senior Counsel
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